SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 11 June, 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



                       BP AND AAR AGREE CHANGE TO SHARE

                          PAYMENT DATES FOR TNK STAKE


BP and Alfa, Access and Renova (AAR) completed their sale and purchase agreement relating to TNK-BP on 29 August 2003. BP and AAR today agreed to change the dates on which BP is due, under the terms of that agreement, to issue AAR with three tranches of BP p.l.c. shares, each tranche with a value of US$1.25 billion.


The issue dates have been changed from 29 August 2004, 29 August 2005 and 29 August 2006 to 20 September 2004, 20 September 2005 and 20 September 2006, respectively.


The issue dates have been moved in order to avoid BP's third quarter ex-dividend date falling within the calculation period for determining the number of BP p.l.c. shares to be issued to AAR in each tranche, thereby reducing the potential for volatility during that period. There is no incremental cost to BP or its shareholders as a result of this change in issue dates.



                                    - ENDS -



                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 June, 2004                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary